Mail Stop 3561

October 27, 2008

W. Ron Hinson
Comptroller and Chief Accounting Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, Georgia 30308

>   **Re: The Southern Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 25, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 14, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **Filed May 7, 2008**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
>   **Filed August 6, 2008**
>   **File No. 001-03526**

Dear Mr. Hinson:

        We have reviewed your response dated October 14, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A, pages 23-24 and 29

1. We note your response to our comment number six from our letter dated September 30, 2008. Please confirm in writing that in future filings you will clarify how you calculate the guideline percentage in a footnote or in the discussion that immediately follows your stock options grant table on page 29.

Please contact Robert Errett, Attorney-Advisor, at 202-551-3225, or Mara Ransom, Legal Branch Chief at 202-551-3264, or me at 202-551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wayne Boston
        The Southern Company
        Facsimile:(404)506-0344